Corresp


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


        Response to November 23, 2005 Comment Letter regarding Form 20-F

                          SGL CARBON Aktiengesellschaft

                              (Name of registrant)

                               Rheingaustrasse 182
                                 65203 Wiesbaden
                                     Germany


                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                  Form 20-F   X                               Form 40-F
                            -------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                  Yes                                          No   X
                      -----                                       ---

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

                                  Exhibit Index
                                  -------------



1. Letter to SEC 12-12-05

                                     EXHIBIT
                                     -------


                                                               [SGL CARBON LOGO]
                                   Page 1 of 7

SGL CARBON AG o  P.O.Box 5020 o  65040 Wiesbaden

                                                      Head Office


United States                                         Chief Financial Officer
Securities and Exchange Commission
Lynn A. Dicker                                        Sten Daugaard
Division of Corporation Finance                       Phone  +49 611 6029-215
450 Fifth Street, N.W.                                Fax    +49 611 6029-201
Washington, DC 20549-6010                             sten.daugaard@sglcarbon.de
USA





Dear Ms. Dicker, dear Ms. Tillan:

This letter is in response to the comment letter, dated November 23, 2005, of the Staff of the Securities and Exchange Commission (the "Commission") with respect to the Company's annual report on Form 20-F for the year ended December 31, 2004.

This letter contains our supplemental responses to your comments. For your convenience, we have followed the format of your letter and have included each of your comments as a preface to each of our responses.

We understand that you may have additional questions upon review of our responses or may request supplemental information. We welcome any questions you may have regarding our responses and look forward to working with you to enhance our disclosure in future filings with the Commission.


Note 1. Summary of Accounting Policies, page F-8
------------------------------------------------

Consolidation methods, page F-8
-------------------------------

     1. We note your response to comment two in our letter dated September 14, 2005. Please provide us with a comprehensive analysis in accordance with SAB Topic 99, under both IFRS and US GAAP, supporting your statement that the impact of not consolidating these subsidiaries is not material. Your analysis should include a comparison of all the major balance sheet and statement of operations captions.

Response SGL:

As an initial step in assessing materiality in accordance with SAB Topic 99, SGL used percentages as a numerical threshold in analyzing each major balance sheet and statement of operations caption including the individual amounts, totals and subtotals. The percentages noted reflect the impact of not consolidating certain SGL subsidiaries as a percentage of reported 20-F balances by major balance sheet and statement of operations captions. As noted in our response



Chairman of supervisory board:                        SGL CARBON AG
Max Dietrich Kley                                     Head Office

Executive committee:                                  Rheingaustrasse 182
Robert J. Koehler                                     65203 Wiesbaden/Germany
Theodore H. Breyer                                    Phone  +49 611 6029-0
Sten Daugaard                                         Fax    +49 611 6029-101
Dr. Hariolf Kottmann                                  www.sglcarbon.com

Corporate domicile: Wiesbaden
Registration court Wiesbaden
HRB 9448

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                                   Page 2 of 7


to question 2, the carrying value of the investments has been historically reported as a component of other non-current assets.


In updating our initial response to the Staff's letter dated September 14, 2005, we reviewed the accounts prepared in local GAAP and adjusted these for unaudited IFRS adjustments. The IFRS figures below also reflect the US GAAP numbers (i.e. no reconciling items necessary). As a result, the net income (-loss) reported in our letter from November 14, 2005 changed from Euro -299 thousand to Euro -427 thousand in 2004 and from Euro -2,859 thousand to Euro 204 thousand in 2003. The adjustment for 2003 reflects to the capitalization of deferred tax assets in one affiliate and the adjusting of useful lives of fixed assets in another affiliate.

The following is an analysis by line item showing the percentage impact of the aggregate effect the consolidation of the non-consolidated companies would have on the consolidated group financial statements:

----------------------------------------------------------------------------------------------------
                 2004                                    Total          Consolidated     Percentage
                                             non-consoli-dated             companies
                                                     companies
----------------------------------------------------------------------------------------------------
                                                         TEuro                 TEuro
----------------------------------------------------------------------------------------------------
Fixed Assets                                            12,270               430,300          2.85%
----------------------------------------------------------------------------------------------------
Other non current assets                               -17,572                29,900        -58.77%
----------------------------------------------------------------------------------------------------
Inventories                                             10,179               248,000          4.10%
----------------------------------------------------------------------------------------------------
Trade receivables                                        2,369               183,900          1.29%
----------------------------------------------------------------------------------------------------
Other assets                                             1,992               358,900          0.56%
----------------------------------------------------------------------------------------------------
Assets held for sale                                     7,687                63,800         12.05%
----------------------------------------------------------------------------------------------------
Total Assets                                            16,925             1,314,800          1.29%
----------------------------------------------------------------------------------------------------
Equity                                                  -3,365               281,700         -1.19%
----------------------------------------------------------------------------------------------------
Minority Interests                                         991                   200        495.50%
----------------------------------------------------------------------------------------------------
Provisions                                               1,100               301,100          0.37%
----------------------------------------------------------------------------------------------------
Bank liabilities                                        11,199               416,400          2.69%
----------------------------------------------------------------------------------------------------
Trade liabilities                                        3,314                91,400          3.63%
----------------------------------------------------------------------------------------------------
Other liabilities                                         -994               160,200         -0.62%
----------------------------------------------------------------------------------------------------
Liabilities held for sale                                4,680                63,800          7.34%
----------------------------------------------------------------------------------------------------
Total Equity & Liabilities                              16,925             1,314,800          1.29%
----------------------------------------------------------------------------------------------------
Sales                                                   23,572               926,200          2.54%
----------------------------------------------------------------------------------------------------
Cost of Sales                                          -17,222              -663,400          2.60%
----------------------------------------------------------------------------------------------------
Gross Profit                                             6,350               262,800          2.42%
----------------------------------------------------------------------------------------------------
Other Selling, RD & Admin Exp.                          -6,191              -197,300          3.14%
----------------------------------------------------------------------------------------------------
Operating Profit                                           159                65,500          0.24%
----------------------------------------------------------------------------------------------------
Financial Expenses                                         673               -60,500         -1.11%
----------------------------------------------------------------------------------------------------
Earnings Before Taxes (EBT)                                832                 5,000         16.63%
----------------------------------------------------------------------------------------------------
Income Tax Expense                                        -690                -1,200         57.49%
----------------------------------------------------------------------------------------------------
Discontinued Operations                                   -569               -85,500          0.67%
----------------------------------------------------------------------------------------------------
Net Income                                                -427               -81,700          0.52%
----------------------------------------------------------------------------------------------------


All captions that are impacted by an amount below 5% were regarded as immaterial for the purpose of this initial step but are included in our analysis and review of qualitative impacts.

Impact on Minority Interest, EBT and Income Tax Expense
In 2004, while Minorities Interest, EBT and Income Tax Expense were impacted by more than 5%, the absolute individual impact was deemed immaterial.

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                                   Page 3 of 7


Impact on Other non-current assets
The impact on Other non-current assets reflects the impact of the technical consolidation of the net assets of the non-consolidated subsidiaries previously held at cost for a total of Euro 17.6 million and historically reported as component of Other non-current asset. While this is a significant impact to Other non-current assets, the impact to current, non-current and total assets was not considered material.


Impact on Subtotals and Totals
Subtotals and totals in the balance sheet including total assets, equity and total liabilities reflected impacts of less than 1.30%. The only subtotals and totals in the income statement greater than 5% were EBT, in absolute terms Euro 831 thousand, and income tax expense, in absolute terms Euro -690 thousand. Given the small size of these absolute amounts, we regard these impacts as immaterial. In addition, since SGL has historically fluctuated between income and losses from year to year with 2004 near break-even, the Company believes that income before taxes from continuing operations (EBT) may not be the most appropriate basis for evaluating quantitative materiality. We believe a more appropriate measure that should be considered in evaluating materiality is EBITDA, which reflects an overstatement of approximately 1.03% and this was not considered material.



---------------------------------------------------------------------------------------------------------
                 2003                                    Total            Consolidated         Percentage
                                             non-consoli-dated               companies
                                                     companies
---------------------------------------------------------------------------------------------------------
                                                         TEuro                   TEuro
---------------------------------------------------------------------------------------------------------
Fixed assets                                            10,207                 507,500             2.01%
---------------------------------------------------------------------------------------------------------
Other non current assets                               -14,456                  28,700           -50.37%
---------------------------------------------------------------------------------------------------------
Inventories                                             16,404                 258,000             6.36%
---------------------------------------------------------------------------------------------------------
Trade receivables                                       -8,914                 221,300            -4.03%
---------------------------------------------------------------------------------------------------------
Other assets                                            10,925                 231,400             4.72%
---------------------------------------------------------------------------------------------------------
Total Assets                                            14,166               1,246,900             1.14%
---------------------------------------------------------------------------------------------------------
Equity                                                  -5,894                 116,600            -5.05%
---------------------------------------------------------------------------------------------------------
Minority Interests                                       1,927                     300           642.33%
---------------------------------------------------------------------------------------------------------
Provisions                                               4,253                 355,100             1.20%
---------------------------------------------------------------------------------------------------------
Bank liabilities                                         9,953                 494,500             2.01%
---------------------------------------------------------------------------------------------------------
Trade liabilities                                        2,195                  98,900             2.22%
---------------------------------------------------------------------------------------------------------
Other liabilities                                        1,732                 181,500             0.95%
---------------------------------------------------------------------------------------------------------
Total Equity & Liabilities                              14,166               1,246,900             1.14%
---------------------------------------------------------------------------------------------------------
Sales                                                   16,694                 915,800             1.82%
---------------------------------------------------------------------------------------------------------
Cost of Sales                                          -10,865                -680,800             1.60%
---------------------------------------------------------------------------------------------------------
Gross Profit                                             5,829                 235,000             2.48%
---------------------------------------------------------------------------------------------------------
Other Selling, RD & Admin Exp.                          -6,044                -207,500             2.91%
---------------------------------------------------------------------------------------------------------
Operating Profit                                          -215                  27,500            -0.78%
---------------------------------------------------------------------------------------------------------
Financial Expenses                                      -1,350                 -75,000             1.80%
---------------------------------------------------------------------------------------------------------
Earnings Before Taxes (EBT)                             -1,565                 -47,500             3.29%
---------------------------------------------------------------------------------------------------------
Income Tax Expense                                       2,749                  18,700            14.70%
---------------------------------------------------------------------------------------------------------
Discontinued Operations                                   -980                 -21,500             4.56%
---------------------------------------------------------------------------------------------------------
Net Income                                                 204                 -50,300            -0.41%
---------------------------------------------------------------------------------------------------------

Impact on Minority Interest, EBT and Income Tax Expense
In 2003, although minority interests and Income Tax expense, expressed as percentages, exceeded the 5%, the absolute individual impact was deemed immaterial.

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                                   Page 4 of 7


Impact on Other non-current assets and Inventories
The impact on Other non-current assets reflect the impact of the technical consolidation of the net assets of the non-consolidated subsidiaries previously held at cost for a total of Euro 14.5 million; however, as a percentage of total assets reflected only 1.16%. In addition, inventories were impacted by Euro 16.4 million; however, as a percentage of total current assets this item represented less than 2.50%.

Impact on Subtotals and Totals
Subtotals and totals in the balance sheet including total assets and total liabilities and equity reflected impacts of less than 1.2 %. The 2003 equity impact was Euro 5.9 million or 5.1% and was deemed immaterial to the line item. Subtotals and totals in the income statement greater than 5% were Income Tax Expense. However, since SGL reflected losses from year to year with 2004 near break-even, the Company believes that income from continuing operations (EBT) or Income Tax Expense may not be the most appropriate basis for evaluating quantitative materiality. We believe a more appropriate measure would be EBITDA, which reflects a percentage of approximately 2.75%.

In a second step, we have analyzed the qualitative factors related to the estimated impact of the non-consolidation of these subsidiaries as follows:

Management Compensation
-----------------------

The Company maintains six different management and employee incentive plans. None of these plans would have been affected by including the non-consolidated companies because the financial impact of inclusion was immaterial to any share price development or target achievement calculation in these plans.

Compensation of the Board of Management of SGL includes a fixed amount and a variable component approved by the Supervisory Board. The variable component will be paid when certain thresholds are reached. In 2004, SGL expensed a total of Euro 2.9 million in compensation for all Board of Management members of which Euro 1.6 million (55%) represented fixed components. The inclusion of the non-consolidated companies would not have had an impact on the agreed-upon thresholds and, accordingly, would not have affected management's compensation.

Covenant Compliance

The German Senior Credit Facility and the U.S. Senior Credit Facility that SGL entered into in 2004 contain a number of financial covenants (please see table below for key ratios), that SGL must fulfill. The financial performance of the consolidated Group in 2004 (excluding the non-consolidated companies) resulted in a favourable gap over the requirements. Even after inclusion of the non-consolidated companies, the consolidated SGL Group's financial performance in 2004 comfortably exceeded the requirements of these covenants.

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                                   Page 5 of 7

                                                       Requirement             Performance             Performance
                                                                               Group cons.            inc. non-cons.
                                                                               companies               companies

1.  Net Worth - Equity                                 > Euro 325 million      Euro 353.3 million    Euro 350.9 million

2.  Net Interest Cover
         EBITDA / Net Interest Expense ratio             > 2.45                  3.36                     3.39

3.  Leverage Ratio
         Total Net Debt / EBITDA ratio                   < 4.65                  3.62                     3.68

4. Senior Net Debt to Consolidated EBITDA
         Senior Net Debt / EBITDA ratio                  < 1.95                  1.31                     1.39


5.  Fix Charge Cover Ratio                                > 1.0                  1.43                     1.40

Segment Reporting
-----------------

We have also evaluated the impact on our business segments in 2003 and 2004. The impact of the non-consolidated companies compared to the reported information on SGL's segments, which we refer to as "Business Units" or BU's, in % is as follows:

                                                         2003           2004
Sales
-----
BU Carbon and Graphite                                  1.47%          2.03%
BU Graphite Specialties                                 3.55%          5.08%
BU SGL Technologies                                     0.24%          0.25%

Operating profit
----------------
BU Carbon and Graphite                                 -1.22%         -1.21%
BU Graphite Specialties                                 4.64%          8.11%
BU SGL Technologies                                    -0.07%         -0.15%

Assets
------
BU Carbon and Graphite                                  0.59%          0.96%
BU Graphite Specialties                                 0.00%          0.55%
BU SGL Technologies                                     0.00%          0.00%


In the BU T segment, which is small but important to the future growth of the Company, non-consolidation of these companies had an impact less than 0.25% impact. In the BU GS and CG segments, which are larger and more mature, the effect of non-consolidation did not exceed 5% except with respect to Sales and Operating Profit in the BU GS in 2004. Because the absolute Euro amounts involved were only Euro 12.0 million and Euro 1.2 million, respectively. We do not believe that the impact on sales would be material to an analysis of our business to a reasonable investor since it is not material to the year over year trend (impact was 3.55% in 2003). Additionally, while the percentage impact on Operating profit in 2004 is over 8%, the absolute impact of Euro1.2 million is not considered significant.

In summary, we do not believe that the inclusion of the non-consolidated companies would have had a material impact on our segment reporting.

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                                   Page 6 of 7

Income Trends / Analyst Expectations
------------------------------------

The performance of the non-consolidated companies as a whole was not different to the performance of the consolidated Group. In press releases during the year, SGL provides indications based on a range of estimated financial performance going forward. Changes in sales of the non-consolidated companies of Euro 6.9 million between 2003 and 2004 fall within the range of sales indicated to the public during the year. Additionally, consolidation of the non-consolidated subsidiaries would have caused a consolidated increase in sales of 2% instead of 1%, a 12% increase in gross margin the same as the reported increase of 12% and these impacts were not considered material to the operating trends. The same is true for the net income change of the non-consolidated companies amounting to -631 thousand Euros between 2003 and 2004. Therefore, the quantitative impact of the non-consolidated companies would not have been material to the financial statements and, accordingly, would not have moved SGL outside the ranges indicated in any given period.


Volatility of Share Price
-------------------------

Beginning in 1998, the Company was subject to antitrust investigations by the US Department of Justice and the counterpart authority of the European Commission. Parallel to this, the Company has undertaken several restructuring efforts. In addition, two major refinancing projects took place at the end of 2002 and end of 2003/beginning of 2004.
These three elements greatly impacted our share price development and the short-term volatility of our share price. We do not have a well-established pattern of market reaction to news published by SGL and therefore can not anticipate any specific market reaction. However, we believe the impact due to exclusion of the non-consolidated subsidiaries would not be significant, particularly considering the more significant nature of the antitrust issues.

MD&A Ratios
-----------

The ratio of shareholders' equity compared to balance sheet total as reported for the consolidated companies in the 20-F was 9.3% in 2003 and 21.4% in 2004. An inclusion of the non-consolidated companies would have had only a marginal impact on such ratios of approximately 0.5% percentage points in each year.

The return on capital employed, which was reported at 8.5% in 2004 and 3.4% in 2003 would have been reduced by 0.2% percentage points in 2004 and 0.1% percentage points in 2003, which is not significant.


Footnote Disclosures
--------------------

We reviewed our 20-F footnote disclosure and did not note any instance where inclusion of the non-consolidated companies would have had a material impact.

After consideration of the quantitative and qualitative considerations noted
----------------------------------------------------------------------------
above, we have concluded that our financial statements are not materially
-------------------------------------------------------------------------
misstated as a result of not consolidating all of the Company's subsidiaries.
-----------------------------------------------------------------------------

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                                   Page 7 of 7


2. As a related matter please tell us how these subsidiaries were reflected in your historical audited financial statements.



Response SGL:

The non-consolidated companies were valued at cost in the SGL's financial statements (20-F).

The total book value of these non-consolidated companies amounted to:

          - 2003: Euro 15.5 million (including Euro 7.0 million relating to Acotec)
          - 2004: Euro 18.5 million (excluding Euro 9.3 million relating to Acotec)







by: /s/ Sten Daugaard                           by: /s/ Wilhelm Hauf

Sten Daugaard                                   Wilhelm Hauf

Chief Financial Officer                         Head of Group Accounting

Member of the Board of Management

                                   SIGNATURES


                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   SGL CARBON Aktiengesellschaft



Date: December 12, 2005            By:      /s/ Robert J. Kohler
                                            ------------------------------------
                                   Name:    Robert J. Koehler
                                   Title:   Chairman of the Board of Management


                                   By:      /s/ Sten Daugaard
                                            ------------------------------------
                                   Name:    Mr. Sten Daugaard
                                   Title:   Member of the Board of Management